Jay J. Hait
                                 ATTORNEY AT LAW
                                  156 Main St.
                              Hackensack, NJ 07601
                     Tel: (201) 441-9377 Fax: (201) 441-9370


         July 6, 2000

         Richard Wulf, Chief
         Office of Small Business
         Securities & Exchange Commission
         450 5th St., N.W. - Room 3112
         Washington, D.C., 20549

         Re:      PPA Technologies, Inc.,  File No. 333-40001 (the "Company")

         Dear Mr. Wulf:

                  The Company has received a letter from from Buckley LeChevallier, P.C. (the "Buckley Letter"), a copy of which is appended hereto, containing allegations made by Albert Mersberg. If the allegations made in the Buckley Letter are true, not only was there an unauthorized signature in the registration statement as filed, but the accuracy of the financials in the registration statement are called into question as well. Based on these allegations, the Company intends to undertake an investigation of these matters. Accordingly, in light of the time required to undertake such an investigation, and in light of the Commission's June 19, 2000 comment letter to the Company's registration statement indicating the need for an amendment or withdrawal, the Company has instructed me to formally withdraw the registration statement on its behalf, until such time as these issues can be resolved.

                  If you have any questions, please contact me at the above number.


         Sincerely,

         /s/Jay Hait
         Jay Hait
         Attorney at Law






Cc:      Gerald Sugerman, VP
         PPA Technologies, Inc.

B UCKLEY & LECHEVALLIER, PC
Providing Vision and Solutions

Mark Lindley, Attorney at Law
Five Centerpoint Drive, Suite 250
Lake Oswego, Or 97035
Telephone (503) 620 - 8900
Facsimile (503) 620 - 4878
Web: www.buckley-law.com
Email: mrl@buckley-law.com


June 26, 2000

Board of Directors
PPA Technologies. Inc.
163 South Street
Hackensack, New Jersey 07601

Roger L Fidler
Gerald Sugerman
163 South Street
Hackensack, New Jersey 07601

Jay Hait
Attorney at Law
130 William Street, Suite 807
New York NY 10038

Thomas P. Monahan
Certified Public Accountant
208 Lexington Avenue
Paterson, New Jersey 07502

Kenneth Jerome & Company Inc.
P O Box 38
147 Columbia Turnpike No. 107
Florham Park, New Jersey 07932


Re: PPA Technologies Inc


This firm represents the interests of Pacific Financial Funding, Inc. ("PFF") which holds a financial interest in Blue Ridge Technologies, Inc. ("Blue Ridge"). Al Mersberg is a Director of Blue Ridge. Mr. Mersberg is a former Director of PPA Technologies, Inc. I was advised that Mr. Mersberg tendered his resignation to PPA on June 20, 2000.

PPA Technologies, Inc. et al
June 26, 2000
Page 2

The purpose of this letter is to confirm with you a number of inaccuracies contained in the Form SB-2/A dated May 31, 2000, and filed June 1, 2000 by PPA Technologies, Inc. ("PPA"), to wit:

The SEC filing indicates that Al Mersberg signed it on May 25, 2000. Mr. Mersberg has denied that he signed the document and has indicated to me that he refused to do so due to the inaccuracies contained in the proposed filing sent to him. Mr. Mersberg indicated to me yesterday afternoon that he spoke with Mr. Sugerman on the evening of June 21, 2000, and that Mr. Sugerman acknowledged that Mr. Mersberg had not signed the SEC filing.

The SEC Filing states that Gerald Sugerman is a "significant minority shareholder" in Blue Ridge and that Mr. Sugerman is a Director in Blue Ridge. Al Mersberg and the other principals of Blue Ridge have each signed documentation that states that Mr. Sugerman is neither a shareholder in nor a Director in Blue Ridge and that Mr. Sugerman has never been a shareholder or director of the Company. Mr. Mersberg indicated to me yesterday afternoon that he spoke with Mr. Sugerman on the evening of June 21, 2000, and that Mr. Sugerman acknowledged that the statement contained in the SEC filing indicating Gerald Sugerman is a "significant minority shareholder" in Blue Ridge and the statement that Mr. Sugerman is a director in Blue Ridge were incorrect and needed to be amended.

The SEC Filing states that PPA and Blue Ridge are parties to an Equipment Lease under which Blue Ridge is obligated to pay PPA the sum of $850.00 per month. Al Mersberg indicates that there was never any intent on his part or the part of Blue Ridge to enter into any such agreement and that his signature on the document was fraudulently induced. Mr Mersberg further indicates that Blue Ridge has never tendered any payment pursuant to the alleged lease obligation. Mr. Mersberg reiterated that position as early as yesterday afternoon.

The SEC Filing indicates that PPA obtained its intellectual property rights necessary for its manufacturing process from Gerald Sugerman and from Pi-Tech, Inc. and from Broadwater Development, Inc. Specifically, the SEC filing states that Mr. Sugerman "holds" more than fifty patents." A search of the USPTO database this afternoon indicates that neither Pi-Tech nor Broadwater has any registered interest in any Patent or Patent Application. A search of the USPTO database this afternoon further indicates that Gerald Sugerman is listed as a co-inventor on 28 patents, however, each of these patents is owned by Kenrich Petrochemicals, Inc. Kenrich has confirmed in writing with my office that neither Mr. Sugerman nor PPA has any ownership in or right to practice the Kenrich Patents.

The foregoing inaccuracies are extremely misleading. Given the fact that the statements assert as fact, material issues of fact that are clearly not true but would be misleading to potential investors and the general public, they can certainly be viewed as fraudulent. In addition, given the federal indictment of Mr. Fidler, any association with Mr. Fidler, PPA, or any other principal


Five Centerpoint Drive, Suite 250
Lake Oswego, OR 97035
Phone (503) 620 - 8900
Fax (503) 620 - 4878

PPA Technologies, Inc. et al
June 26, 2000
Page 3

Of PPA is negative from a business and investment standpoint PFF demands that the SEC Filing be amended immediately to clearly and conspicuously retract the incorrect statements.

Your prompt attention to this matter is appreciated.

Sincerely,

B UCKLEY & LECHEVALLIER, PC

Mark R. Lindley
Attorney at Law

cclist:   Pacific Financial Funding, Inc.
          Bud Buffkin, Al Mersberg, Blue Ridge Technolgy, Inc.
          Ben Gardner, Esq. Gardner Gardner et al.
          Salvatore J. Monte, Kenrich Petrochemicals, Inc.
          Securiites Exchange Commission of Washington, D.C., Chicago, IL,
                                         and New York, NY